UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AFFIMED N.V.

On February 3, 2020, Affimed N.V. (the “Company”) issued a press release announcing that its chief financial officer (“CFO”), Dr. Florian Fischer, passed away this weekend due to complications related to neoplasia.

The Company has commenced a process with an executive search firm for a new permanent CFO. As part of the transition plan, the Company announced that the experienced financial and biotechnology industry executive Harry Welten will assume the operating responsibilities of the CFO during the search and will continue to operate in that capacity until a permanent successor has been appointed. Mr. Welten has more than 20 years of U.S. and European executive management experience in the biotechnology, pharmaceutical and banking industries, and has served as CFO for several publicly-traded biotechnology companies, including Kuros Biosciences AG (formerly Cytos Biotechnology AG), Horizon Pharma AG (formerly Nitec Pharma AG) and Arpida AG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany,

February 3, 2020.

AFFIMED N.V.

By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Wolfgang Fischer
	Name:	Wolfgang Fischer
	Title:	Chief Operating Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1*	Affimed N.V. Press Release dated February 3, 2020

*

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

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